CERTIFICATE OF AMENDMENT
                                       OF
                          CERTIFICATE OF INCORPORATION
                                       OF
                                PHLO CORPORATION


     It is hereby certified that:

     1. The name of the corporation (hereinafter called the "corporation") is Phlo Corporation.

     2. The certificate of incorporation is hereby amended by adding a new Article TWELFTH thereof as follows:

          "TWELFTH: The Board of Directors of the Corporation shall have the authority to fix by resolution the voting rights and the designations, preferences, and relative, participating, optional or other special rights, and the qualifications or restrictions, of one or more classes or series of stock, to create one or more series within a class, and to specify the number of shares of any such series. The Board of Directors of the Corporation shall have the authority to create additional classes and series of the Common Stock and the Preferred Stock without the approval of the shareholders of the Corporation with the limitation that such creation or designation shall not materially adversely affect the rights, preferences, privileges or restrictions pertaining to the Common Stock and/or the Preferred Stock, as the case may be."

     3. The amendment of the certificate of incorporation of the corporation herein certified has been duly adopted in accordance with the provisions of
Section 242 of the General Corporation Law of the State of Delaware.

     4. In accordance with Section 103(d) of the General Corporation Law of the State of Delaware, the effective date of this Certificate of Amendment shall be August 9, 1999.

Dated: June 8, 1999


                                                       /s/ James B. Hovis
                                                       -------------------------
                                                       James B. Hovis, President